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March 30, 2023

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Primo Water Corp /CN/ PRRN14A filed March 29, 2023 Filed by Legion Partners Holdings, LLC, et al. SEC File No. 1-31410

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated March 30, 2023 (the “Staff Letter”), with regard to the above-referenced Proxy Statement filed by Legion Partners Holdings, LLC and the other participants named therein (collectively, “Legion”). We have reviewed the Staff Letter with Legion and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

PRRN14A filed March 29, 2023

General

1.	We note the revised disclosure in the Letter to Shareowners and in various places in the proxy statement that you have filed an application in a court in Ontario seeking a declaration that, among other things, the Excluded Nominees were validly nominated. You have asked the court and the TSX to intervene to require the Company to re-issue its proxy materials to include all of your nominees, including the Excluded Nominees. Since your revised proxy materials and proxy card also currently do not include the Excluded Nominees, explain in the proxy statement what will occur with respect to proxies you receive that do not include the Excluded Nominees and to note whether you will also disseminate new materials and a new card that includes them.

Legion acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman

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